Exhibit 8.1
Subsidiaries of Pharming Group B.V.

Name of Subsidiary	State or Other Jurisdiction of Incorporation
Pharming Americas B.V.	The Netherlands
Pharming Intellectual Property B.V.	The Netherlands
Pharming Technologies B.V.	The Netherlands
Pharming Research & Development B.V.	The Netherlands
Pharming Australia Pty Ltd	Australia
Pharming UK Ltd	The United Kingdom
Broekman Instituut B.V.	The Netherlands
Pharming Healthcare, Inc.	Delaware
ProBio, Inc.	Delaware